Exhibit 99.1

TuanChe Announces UNAUDITED Second Quarter 2019 Financial Results

2Q19 net revenues increased by 11.9% year over year

1H19 net revenues increased by 21.2% year over year

BEIJING, August 20, 2019 – TuanChe Limited (“TuanChe” or the “Company”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced its unaudited financial results for the second quarter of 2019.

Second Quarter 2019 Financial and Operating Highlights Compared with the Prior Year Period

•	Net revenues increased by 11.9% to RMB203.5 million (US$ 29.6 million) from RMB181.9 million.

•	Gross profit increased by 9.0% to RMB144.0 million (US$21.0 million) from RMB132.2 million. Gross margin decreased to 70.8% from 72.6%.

•	Quarterly number of auto shows organized increased by 57.1% to 344 in 186 cities from 219 auto shows in 116 cities across China. A total of 154 special promotion events were organized during the quarter.

•	Quarterly number of automobile sales transactions facilitated increased by 12.0% to 110,444 from 98,593, and the quarterly Gross Merchandise Volume (“GMV”) of new automobiles sold increased by 7.8% to RMB15.2 billion (US$2.2 billion) from RMB14.1 billion.

•	Geographic coverage of sales operations further expanded to 155 cities as of June 30, 2019, from 121 cities as of June 30, 2018.

First Half 2019 Financial and Operating Highlights Compared with the Prior Year Period

•	Net revenues increased by 21.2% to RMB326.4 million (US$ 47.5 million) from RMB269.3 million.

•	Gross profit increased by 19.3% to RMB232.9 million (US$33.9 million) from RMB195.3 million. Gross margin decreased to 71.4% from 72.5%.

•	The number of auto shows organized during the first half of 2019 increased by 65.7% to 522 in 203 cities from 315 auto shows in 119 cities across China. A total of 166 special promotion events were organized for the first half of 2019.

•	The number of automobile sales transactions facilitated during the first half of 2019 increased by 18.4% to 175,085 from 147,912, and the GMV of new automobiles sold during the first half of 2019 increased by 10.3% to RMB23.6 billion (US$3.4 billion) from RMB21.4 billion.

Mr. Wei Wen, Chairman and Chief Executive Officer of TuanChe, commented, “In the second quarter of 2019, China’s automobile industry continued to underwhelm due to the slowing macro economy and the declining consumer consumption power. Despite these market conditions, we continued to focus on bolstering our service capabilities to maximize our industry partners’ sales during the quarter. In addition, we remained committed to expanding our operations through the penetration of underserved markets in lower-tier cities across China. Our successful execution of these strategies and strong brand equity enabled us to sustain a healthy growth trajectory during the second quarter. As challenging market conditions put companies’ industry expertise, operating capacities, and funding capabilities to the test, we are confident that our unique value proposition, nationwide service coverage, and diversified services will reinforce our market-leading position going forward.”

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Mr. Zhihai Mao, Chief Financial Officer of TuanChe, stated, “In the face of difficult macroeconomic conditions and the contraction of China’s auto market, we maintained our growth momentum in the second quarter of 2019, increasing net revenues by 11.9% year over year to RMB203.5 million. Importantly, since accelerating the development of special promotion events in the second quarter of 2019 to meet the rising needs of our industry customers, our special promotion events quickly ramped up in the second quarter, contributing RMB5.8 million to our revenues. Looking ahead, we believe that our strong market position will allow us to navigate through the inherent difficulties of the current market environment as we expand our geographic coverage and optimize our operational efficiency.”

Recent Business Developments

On May 28, 2019, TuanChe announced the appointment of Mr. Hui Yuan as Chief Operating Officer, reporting to Mr. Wei Wen, the Company’s Chairman and Chief Executive Officer. As Chief Operating Officer of the Company, Mr. Yuan will oversee the development of TuanChe’s omni-channel marketplace as well as the ongoing optimization of user experience. In addition, he will lead the Company’s efforts in product research and development, online marketing, big data operations, as well as new sales and marketing initiatives.

On May 31, 2019, TuanChe entered into a share purchase agreement with, among other parties, Longye International Limited (“Longye”). Pursuant to the Agreement, the Company had agreed to acquire the entire equity interest in Longye for a U.S.-dollar equivalent of RMB200 million in the form of cash and the Company’s securities in aggregate subject to closing conditions.

Longye has been a leading system developer that develops and implements social customer relationship management (social CRM) cloud systems for China’s automotive industry since June 2013. Longye’s principal software as a service (SaaS) product, Cheshangtong, provides China’s auto dealers with social CRM services based on a system that facilitates the effective flow of information between auto dealers and customers. In particular, Chenshangtong empowers auto dealers to integrate their online and offline operations, manage their customer data, improve customer stickiness, implement social media marketing strategies, and improve operational efficiency. By acquiring Longye, the Company expects to further improve its core competencies in innovating product offerings, enhancing sales capabilities, optimizing marketing channels, and streamlining daily operations.

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Unaudited Second Quarter 2019 Financial Results

Net Revenues

Net revenues in the second quarter of 2019 increased by 11.9% to RMB203.5 million (US$29.6 million) from RMB181.9 million in the prior year period. The increase was mainly driven by the revenue growth from offline marketing services, which increased by 8.0% year over year to RMB196.4 million (US$ 28.6 million) from RMB181.8 million in the prior year period, as well as the accelerated growth of new business initiatives, including virtual dealership and online marketing services.

•	Offline marketing services revenues generated from auto shows in the second quarter of 2019 increased by 4.8% to RMB 190.6 million (US$ 27.8 million) from RMB181.8 million in the prior year period, primarily due to (1) the increased number of cities in which the Company operated; and (2) the increased number of auto shows organized and booths offered to industry customers, including franchised dealers, automakers, and automotive service providers. Revenues generated from special promotion events in the second quarter of 2019 were RMB5.8 million (US$0.8 million) compared to nil in the prior year period.

•	Virtual dealership, online marketing services and other revenues were RMB7.1 million (US$1.0 million) in the second quarter of 2019 compared to RMB0.2 million in the prior year period. The Company commenced its virtual dealership business, online marketing services and other services in the second quarter of 2018.

Gross Profit

Gross profit in the second quarter of 2019 increased by 9.0% to RMB144.0 million (US$ 21.0 million) from RMB132.2 million in the prior year period. Gross margin decreased to 70.8% in the second quarter of 2019 from 72.6% in the prior year period.

Total Operating Expenses and Loss from Continuing Operations

Total operating expenses in the second quarter of 2019 increased by 87.4% to RMB255.5 million (US$37.2 million) from RMB136.4 million in the prior year period, mainly due to the Company’s enlarged business scale.

•	Selling and marketing expenses in the second quarter of 2019 increased by 98.5% to RMB217.5 million (US$31.7 million) from RMB109.6 million in the prior year period, primarily due to increases in staff compensation expenses as well as advertising and promotion expenses. Selling and marketing expenses included staff compensation expenses of RMB117.3 million (US$17.1 million) in the second quarter of 2019 compared to RMB23.8 million in the prior year period, including share-based compensation expenses of RMB71.5 million (US$10.4 million) in the second quarter of 2019 compared to RMB7.1 million in the prior year period.

•	General and administrative expenses in the second quarter of 2019 increased by 23.0% to RMB28.1 million (US$4.1 million) from RMB22.9 million in the prior year period, primarily due to increased headcount as a result of the Company’s recent business expansion as well as increased professional fees and ongoing expenses as a public company. General and administrative expenses included share-based compensation expenses of RMB7.5 million (US$1.1 million) in the second quarter of 2019 compared to RMB13.2 million in the prior year period. Meanwhile, bad debt allowance in the second quarter of 2019 were RMB6.8 million (US$1.0 million) compared to nil in the prior year period.

•	Research and development expenses in the second quarter of 2019 increased by 155.0% to RMB9.9 million (US$1.4 million) from RMB3.9 million in the prior year period, mainly driven by an increased headcount as a result of the Company's recent business expansion.

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Loss from continuing operations was RMB111.4 million (US$16.2 million) in the second quarter of 2019 compared to RMB4.2 million in the prior year period.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the second quarter of 2019 was RMB108.9 million (US$ 15.9 million) compared to RMB13.1 million in the prior year period. Basic and diluted loss per ordinary share from continuing operations were both RMB0.36 (US$0.05) in the second quarter of 2019 compared to RMB0.14 in the prior year period.

Adjusted net loss attributable to the Company’s shareholders was RMB29.3 million (US$4.3 million) in the second quarter of 2019 compared to an adjusted net profit of RMB16.1 million in the prior year period. Adjusted basic and diluted loss per ordinary share were both RMB0.10 (US$0.01) in the second quarter of 2019 compared to adjusted basic and diluted earnings per ordinary share, which were both RMB0.17 in the prior year period.

Adjusted EBITDA was a loss of RMB30.4 million (US$4.4 million) in the second quarter of 2019 compared to an adjusted EBITDA of RMB17.7 million in the prior year period.

For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net income attributable to the Company’s shareholders, adjusted earnings per ordinary share, and adjusted EBITDA, please reference sections titled “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP and GAAP Results.”

Balance Sheet and Cash Flow

As of June 30, 2019, the Company had cash and cash equivalents of RMB364.3 million (US$53.1 million). Net cash used in operating activities in the second quarter of 2019 was RMB7.7 million (US$1.1 million) compared to net cash used in operating activities of RMB15.8 million in the prior year period.

Unaudited First Half 2019 Financial Results

Net Revenues

Net revenues in the first half of 2019 increased by 21.2% to RMB 326.4 million (US$47.5 million) from RMB269.3 million in the prior year period. The increase was mainly driven by the revenue growth from offline marketing services which increased by 17.4% year over year to RMB 316.0 million (US$ 46.0 million) from RMB269.2 million in the prior year period, as well as the accelerated growth of new business initiatives, including virtual dealership and online marketing services.

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•	Offline marketing services revenues generated from auto shows in the first half of 2019 increased by 14.9% to RMB 309.4 million (US$45.1 million) from RMB269.2 million in the prior year period, primarily due to the same factors that led to the quarterly increase. Revenues generated from special promotion events in the first half of 2019 were RMB6.6 million (US$1.0 million) compared to nil in the prior year period.

•	Virtual dealership, online marketing services and other revenues were RMB10.4 million (US$1.5 million) in the second quarter of 2019 compared to RMB0.2 million in the prior year period.

Gross Profit

Gross profit in the first half of 2019 increased by 19.3% to RMB232.9 million (US$33.9 million) from RMB195.3 million in the prior year period. Gross margin narrowed to 71.4% in the first half of 2019 from 72.5% in the prior year period.

Total Operating Expenses and Loss from Continuing Operations

Total operating expenses in the first half of 2019 increased by 79.6% to RMB372.0 million (US$54.2 million) from RMB207.1 million in the prior year period, mainly due to the Company’s enlarged business scale.

•	Selling and marketing expenses in the first half of 2019 increased by 81.1% to RMB303.6 million (US$44.2 million) from RMB167.7 million in the prior year period, primarily due to increases in staff compensation expenses and advertising and promotion expenses. Selling and marketing expenses included staff compensation expenses of RMB148.8 million (US$21.7 million) in the first half of 2019 compared to RMB36.3million in the prior year period, including share-based compensation expenses of RMB74.4 million (US$10.8 million) in the first half of 2019 compared to RMB7.2 million in the prior year period.

•	General and administrative expenses in the first half of 2019 increased by 61.5% to RMB51.0 million (US$7.4 million) from RMB31.6 million in the prior year period, primarily due to increased headcount as a result of the Company’s recent business expansion as well as increased professional fees and ongoing expenses as a public company. General and administrative expenses included share-based compensation expenses of RMB14.7 million (US$2.1 million) in the first half of 2019 compared to RMB13.4 million in the prior year period.

•	Research and development expenses in the first half of 2019 increased by 121.6% to RMB17.4 million (US$2.5 million) from RMB7.8 million in the prior year period, mainly driven by an increased headcount as a result of the Company's recent business expansion.

Loss from continuing operations was RMB139.1 million (US$20.3 million) in the first half of 2019 compared to RMB11.8 million in the prior year period.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the first half of 2019 was RMB136.2 million (US$19.8 million) compared to RMB33.4 million in the prior year period. Basic and diluted loss per ordinary share from continuing operations were both RMB0.46 (US$0.07) in the first half of 2019 compared to RMB0.31 in the prior year period.

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Adjusted net loss attributable to the Company’s shareholders was RMB44.8 million (US$6.5 million) in the first half of 2019 compared to an adjusted net profit of RMB3.3 million in the prior year period. Adjusted basic and diluted loss per ordinary share were both RMB0.15 (US$0.02) in the first half of 2019 compared to adjusted basic and diluted earnings per ordinary share, which were both RMB0.03 in the prior year period.

Adjusted EBITDA was a loss of RMB48.2 million (US$7.0 million) in the first half of 2019 compared to an adjusted EBITDA of RMB6.5 million in the prior year period.

Business Outlook

For the third quarter of 2019, the Company expects net revenues to range from approximately RMB160.0 million to RMB170.0 million, representing a year-over-year approximate growth of 3.0% to 9.5%. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Share Repurchase Program

On June 17, 2019, TuanChe announced that its board of directors had authorized a share repurchase program of up to US$20.0 million worth of the Company’s shares for a period not to exceed 12 months.

Conference Call Information

TuanChe's management will hold a conference call on Tuesday, August 20, 2019, at 8:00 A.M. Eastern Time or 8:00 P.M. Beijing Time on the same day to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+65-6713-5090
United States Toll Free:	+1-866-519-4004
China:	400-620-8038
Hong Kong Toll Free:	800-906-601
Conference ID:	5755498

The replay will be accessible through August 28, 2019, by dialing the following numbers:

International:	+61-2-8199-0299
United States Toll Free:	+1-855-452-5696
Conference ID:	5755498

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.tuanche.com/.

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Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.8650 to US$1.00, the noon buying rate in effect on June 30, 2019 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2019, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development as well as business outlook, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Use of Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated quarterly and first half year financial information which are presented in accordance with U.S. GAAP, the Company also uses adjusted net loss, adjusted net loss per share and adjusted EBITDA as additional non-GAAP financial measures. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance. The Company also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as its management and in comparing financial results across accounting periods and to those of the Company’s peer companies.

The Company defines adjusted net income/loss as net loss excluding the impact of fair value loss of warrant, share-based compensation expenses and impairment of investment. The Company defines adjusted net income/loss per share as adjusted net income/ loss divided by the weighted average number of ordinary shares. The Company defines adjusted EBITDA as net profit/loss excluding the impact of depreciation and amortization, interest expenses (net), fair value loss of warrant, share-based compensation expenses and impairment of investment. The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s operating results. These non-GAAP financial measures adjust for the impact of items that the Company does not consider indicative of the operational performance of the Company’s business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance.

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In addition, the non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income or expenses, depreciation and amortization, fair value loss of warrant and share-based compensation expenses have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of these non-GAAP measures. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures.

About TuanChe

Founded in 2010, TuanChe Limited (Nasdaq: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe has achieved rapid growth in its business by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited

Cynthia Tan

Tel: +86-10-6398-6232

Email: ir@tuanche.com

ICR, Inc.

Jack Wang

Tel: +1-646-405-6148

Email: tuanche@icrinc.com

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TUANCHE LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of,
	December 31,2018	June 30, 2019
	RMB Audited	RMB Unaudited	US$ Unaudited
ASSETS
Current assets:
Cash and cash equivalents	578,558	364,336	53,071
Accounts receivable, net	52,255	82,714	12,049
Prepayment and other current assets	68,819	186,616	27,184
Total current assets	699,632	633,666	92,304
Non-current assets:
Property, equipment and software, net	11,636	14,819	2,159
Long-term investments	4,390	2,316	337
Other non-current assets	10,267	9,033	1,316
Total non-current assets	26,293	26,168	3,812
Total assets	725,925	659,834	96,116
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	6,996	9,617	1,401
Advances from customers	14,704	14,354	2,091
Salary and welfare benefits payable	48,835	52,715	7,679
Other taxes payable	16,974	24,590	3,582
Other current liabilities	36,426	31,394	4,573
Total current liabilities	123,935	132,670	19,326
Non-current liabilities:
Other non-current liabilities	-	2,403	350
Total non-current liabilities	-	2,403	350
Total liabilities	123,935	135,073	19,676
Shareholders’ equity:			-
Class A ordinary shares	166	166	24
Class B ordinary shares	35	35	5
Treasury stock	-	(32,785)	(4,776)
Additional paid-in capital	1,077,183	1,167,593	170,079
Accumulated deficit	(468,026)	(604,215)	(88,014)
Accumulated other comprehensive loss	(7,368)	(5,952)	(866)
Total equity attributable to equity shareholders of the company	601,990	524,842	76,452
Non-controlling interests	-	(81)	(12)
Total shareholders’ equity	601,990	524,761	76,440
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	725,925	659,834	96,116

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TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except share and per share data)

	For the three months ended June 30,
	2018	2019
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Continuing operations
Net revenues
Offline Marketing Services:
Auto shows	181,791	190,607	27,765
Special promotion events	-	5,801	845
Virtual dealership, online marketing services and others	150	7,106	1,035
Total net revenues	181,941	203,514	29,645

Cost of revenues	(49,785)	(59,469)	(8,663)

Gross profit	132,156	144,045	20,982

Operating expenses:
Selling and marketing expenses	(109,591)	(217,509)	(31,684)
General and administrative expenses	(22,859)	(28,109)	(4,094)
Research and development expenses	(3,866)	(9,860)	(1,436)
Total operating expenses	(136,316)	(255,478)	(37,214)
Loss from continuing operations	(4,160)	(111,433)	(16,232)
Other expenses:
Interest (expenses)/income, net	(1,388)	1,885	275
Exchange gain/ (loss)	282	187	27
Investment income/(loss)	100	(794)	(116)
Change in fair value of warrant	(1,893)	-	-
Impairment of investment	-	-	-
Others, net	(193)	1,178	172
Loss from continuing operations before income taxes	(7,252)	(108,977)	(15,874)
Income tax expense	-
Net loss from continuing operations	(7,252)	(108,977)	(15,874)
Discontinued operations
Gain from disposal of discontinued operations before income taxes	771	-	-
Loss from discontinued operations before income taxes	(43)	-	-
Income tax expense, net	-	-	-
Net loss from discontinued operations	728	-	-
Net loss	(6,524)	(108,977)	(15,874)

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TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
(Amount in thousands, except share and per share data)

	For the three months ended June 30,
	2018	2019
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Accretions to preferred shares redemption value	(6,567)	-	-
Net loss attributable to the TuanChe Limited’s shareholders	(13,091)	(108,896)	(15,862)
Net loss attributable to the NCI	-	(81)	(12)
Net loss	(6,524)	(108,977)	(15,874)
Other comprehensive income:
Foreign currency translation adjustments	1,161	8,541	1,244
Total other comprehensive income/ (loss)	1,161	8,541	1,244
Total comprehensive loss	(5,363)	(100,436)	(14,630)
Accretions to preferred shares redemption value	(6,567)	-	-
Comprehensive loss attributable to:
Equity shareholders of the company	(11,930)	(100,355)	(14,618)
Non-controlling interests	-	(81)	(12)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(0.14)	(0.36)	(0.05)
Diluted	(0.14)	(0.36)	(0.05)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from discontinuing operations
Basic	0.01	-	-
Diluted	0.00	-	-
Weighted average number of ordinary shares
Basic	96,857,406	298,742,143	298,742,143
Diluted - continuing operations	96,857,406	298,742,143	298,742,143
Diluted - discontinuing operations	231,465,532	-	-

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TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except share and per share data)

	For the six months ended June 30,
	2018	2019
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Continuing operations
Net revenues
Offline Marketing Services:
Auto shows	269,184	309,375	45,066
Special promotion events	-	6,609	963
Virtual dealership, online marketing services and others	150	10,398	1,514
Total net revenues	269,334	326,382	47,543

Cost of revenues	(74,054)	(93,439)	(13,611)

Gross profit	195,280	232,943	33,932

Operating expenses:
Selling and marketing expenses	(167,673)	(303,643)	(44,231)
General and administrative expenses	(31,578)	(51,002)	(7,429)
Research and development expenses	(7,841)	(17,372)	(2,531)
Total operating expenses	(207,092)	(372,017)	(54,191)
Loss from continuing operations	(11,812)	(139,074)	(20,259)
Other expenses:
Interest (expenses)/income, net	(2,872)	4,713	687
Exchange gain/ (loss)	493	(939)	(137)
Investment income/(loss)	200	(1,075)	(156)
Change in fair value of warrant	(3,505)	-	-
Impairment of investment	-	(1,000)	(146)
Others, net	(144)	1,105	161
Loss from continuing operations before income taxes	(17,640)	(136,270)	(19,850)
Income tax expense	-	-	-
Net loss from continuing operations	(17,640)	(136,270)	(19,850)
Discontinued operations
Gain from disposal of discontinued operations before income taxes	771	-	-
Loss from discontinued operations before income taxes	(4,383)	-	-
Income tax expense, net	-	-	-
Net loss from discontinued operations	(3,612)	-	-
Net loss	(21,252)	(136,270)	(19,850)

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TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
(Amount in thousands, except share and per share data)

	For the six months ended June 30,
	2018	2019
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Accretions to preferred shares redemption value	(12,189)	-	-
Net loss attributable to the TuanChe Limited’s shareholders	(33,441)	(136,189)	(19,838)
Net loss attributable to the NCI	-	(81)	(12)
Net loss	(21,252)	(136,270)	(19,850)
Other comprehensive income:
Foreign currency translation adjustments	3,096	1,416	206
Total other comprehensive income/ (loss)	3,096	1,416	206
Total comprehensive loss	(18,156)	(134,854)	(19,644)
Accretions to preferred shares redemption value	(12,189)	-	-
Comprehensive loss attributable to:
Equity shareholders of the company	(30,345)	(134,773)	(19,632)
Non-controlling interests	-	(81)	(12)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(0.31)	(0.46)	(0.07)
Diluted	(0.31)	(0.46)	(0.07)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from discontinuing operations
Basic	(0.04)	-	-
Diluted	(0.04)	-	-
Weighted average number of ordinary shares
Basic	95,869,481	295,865,699	295,865,699
Diluted - continuing operations	95,869,481	295,865,699	295,865,699
Diluted - discontinuing operations	95,869,481	-	-

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TUANCHE LIMITED
RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the three months ended June 30,
	2018	2019
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Net loss	(6,524)	(108,977)	(15,874)
Add:
Depreciation and amortization	182	772	112
Interest expense, net	1,388	-	-
Subtract:
Interest expense, net	-	1,885	275
EBITDA	(4,954)	(110,090)	(16,037)
Add:
Fair value loss of warrant	1,893	-	-
Share-based compensation expenses	20,722	79,641	11,601
Impairment of investment	-	-	-
Adjusted EBITDA	17,661	(30,449)	(4,436)

Net loss	(6,524)	(108,977)	(15,874)
Add:
Fair value loss of warrant	1,893	-	-
Share-based compensation expenses	20,722	79,641	11,601
Impairment of investment	-	-	-
Adjusted net profit/(loss)	16,091	(29,336)	(4,273)

Weighted average number of ordinary shares
Basic	96,857,406	298,742,143	298,742,143
Diluted	96,857,406	298,742,143	298,742,143
Adjusted net profit/(loss) per share from continuing operations
Basic	0.17	(0.10)	(0.01)
Diluted	0.17	(0.10)	(0.01)

14

TUANCHE LIMITED
RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the six months ended June 30,
	2018	2019
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Net loss	(21,252)	(136,270)	(19,850)
Add:
Depreciation and amortization	403	1,398	204
Interest expense, net	2,872	-	-
Subtract:
Interest income	-	4,713	687
EBITDA	(17,977)	(139,585)	(20,333)
Add:
Fair value loss of warrant	3,505	-	-
Share-based compensation expenses	21,013	90,409	13,170
Impairment of investment	-	1,000	146
Adjusted EBITDA	6,541	(48,176)	(7,017)

Net loss	(21,252)	(136,270)	(19,850)
Add:
Fair value loss of warrant	3,505	-	-
Share-based compensation expenses	21,013	90,409	13,170
Impairment of investment	-	1,000	146
Adjusted net profit/(loss)	3,266	(44,861)	(6,534)

Weighted average number of ordinary shares
Basic	95,869,481	295,865,699	295,865,699
Diluted	95,869,481	295,865,699	295,865,699
Adjusted net profit/(loss) per share from continuing operations
Basic	0.03	(0.15)	(0.02)
Diluted	0.03	(0.15)	(0.02)

15